Exhibit 12.1

VWR FUNDING, INC.
Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,2007
	Successor	Predecessor
	June 30 -	January 1 -	Predecessor
	December 31,	June 29,	Year Ended December 31,
	2007	2007	2006	2005
	(Dollars in millions)
Income (loss) before income taxes and cumulative effect of a change in accounting principle and equity method earnings	$(91.7)	$(34.3)	$78.6	$42.4
Add: Equity method earnings	—	0.4	0.5	0.5
Add: Fixed charges	136.4	107.4	127.5	117.8

Earnings, as defined	$44.7	$73.5	$206.6	$160.7

Fixed Charges:
Interest expense	$130.4	$101.8	$117.1	$106.7
One-third rental expense	6.0	5.6	10.4	11.1

Total Fixed Charges	$136.4	$107.4	$127.5	$117.8

Ratio of Earnings
to Fixed Charges	—	—	1.6	1.4

For purposes of calculating the ratio of earnings to fixed charges, (1) earnings is defined as income (loss) before income taxes and cumulative effect of a change in accounting principle and equity method earnings or losses plus fixed charges and distributed earnings of investees, and (2) fixed charges is defined as interest expense (including amortization of debt issuance costs) and one-third of rental expense (which we believe is representative of the interest component of operating lease rent expense). Earnings were insufficient to cover fixed charges for the periods June 30 — December 31, 2007 and January 1 — June 29, 2007 by $91.7 million and $33.9 million, respectively.